UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Tropicana Las Vegas Hotel and Casino, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

897085106

(CUSIP Number)

October 27, 2015

_________________________________________________

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 897085106
1		Name of reporting persons. Aozora Bank, Ltd.
2		Check the appropriate box if a member of a group. (See instructions) (a) ☒ (b) ☐
3		SEC use only.
4		Citizenship or place of organization. Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 0
	7	Sole dispositive power. 0
	8	Shared dispositive power. 0
9		Aggregate amount beneficially owned by each reporting person. 0
10		Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11		Percent of class represented by amount in row (9). N/A
12		Type of reporting person BK

Item 1(a). Name of Issuer:

Tropicana Las Vegas Hotel and Casino, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

3801 Las Vegas Boulevard South

Las Vegas, Nevada 89109

Item 2(a). Name of Person Filing:

This Schedule 13G is filed by Aozora Bank, Ltd. (“Aozora”).

Item 2(b). Address of Principal Business Office, or, if none, Residence:

The principal business address of Aozora is 3-1 Kudan-minami 1-chome Chiyoda-Ku, Tokyo 102-8660, Japan.

Item 2(c). Citizenship:

Aozora is organized under the laws of Japan.

Item 2(d). Title of Class of Securities:

Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”).

Item 2(e). CUSIP Number:

897085106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

As of the date hereof:

(a)	Amount beneficially owned:

Aozora beneficially owns 0 shares of Class A Common Stock.

(b)	Percent of class:

The Class A Common Stock beneficially owned by Aozora represents 0% of the Issuer’s outstanding Class A Common Stock.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

Not applicable.

(ii)	Shared power to vote or to direct the vote:

Not applicable.

(iii) Sole power to dispose or direct the disposition of:

Not applicable.

(iv) Shared power to dispose or to direct the disposition of:

Not applicable.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Member of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AOZORA BANK, LTD.

Date: October 27, 2015
By: /s/ Hiroshi Matsumoto
Name: Hiroshi Matsumoto
Title: Deputy General Manager